UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TELECOMMUNICATION SYSTEMS, INC.
(Name of Subject Company (Issuer))
TYPHOON ACQUISITION CORP.
(Offeror)
A Wholly Owned Subsidiary of
COMTECH TELECOMMUNICATIONS CORP.
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))
CLASS A COMMON STOCK, $0.01 PAR VALUE CLASS B COMMON STOCK, $0.01 PAR VALUE	87929J103
(Title of Class of Securities)	(CUSIP Number of Class of Securities)
Stanton D. Sloane
President and Chief Executive Officer
Comtech Telecommunications Corp.
68 South Service Road, Suite 230
Melville, New York 11747
(631) 962-7000
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Copies to:
Robert A. Cantone, Esq.
Michael E. Ellis, Esq.
Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
(212) 969-3000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$363,206,690	$36,574.92
*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated on the basis of (a) 72,641,338 shares of common stock, $0.01 par value per share, of TeleCommunication Systems, Inc. (the “Shares”), the estimated maximum number of Shares that may be acquired in this tender offer (representing (i) 62,061,396 Shares issued and outstanding, (ii) 10,125,160 Shares issuable upon the exercise of outstanding options exercisable prior to March 22, 2016 and (iii) 454,782 Shares that will no longer be subject to forfeiture and other restrictions prior to March 22, 2016), multiplied by (b) the offer price of $5.00 per Share. The foregoing share figures have been provided by the issuer to the offerors and are as of December 3, 2015, the most recent practicable date. The foregoing share figures have been provided by the issuer to the offerors and are as of December 3, 2015, the most recent practicable date.

**
The filing fee was calculated in accordance with Rule 0-11 under the Exchange Act and equals $100.70 per $1,000,000 of transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer (the “Offer”) by Typhoon Acquisition Corp., a Maryland corporation (“Purchaser”) and a direct, wholly owned subsidiary of Comtech Telecommunications Corp., a Delaware corporation (“Comtech”), to purchase all the issued and outstanding shares of Class A common stock, par value $0.01 per share (the “Class A Shares”), and Class B common stock, par value $0.01 per share (the “Class B Shares”, together, with the Class A Shares, the “Shares”), of TeleCommunication Systems, Inc., a Maryland corporation (“TCS”), at a price of  $5.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 7, 2015 (the “Offer to Purchase”), which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with this Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the “Offer.”
Item 1.   Summary Term Sheet.
The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)
The name of the subject company and the issuer of the securities to which this Schedule TO relates is TeleCommunication Systems, Inc., a Maryland corporation. TCS’ principal executive offices are located at 275 West Street, Annapolis, Maryland 21401. TCS’ telephone number at such address is (410) 263-7616.

(b)
This Schedule TO relates to the issued and outstanding Shares of TCS. According to TCS, as of December 3, 2015, there were an aggregate of  (i) 62,783,838 Shares issued and outstanding, including 722,442 Shares subject to forfeiture or other restrictions, (ii) outstanding options to purchase 15,531,205 Shares and (iii) 438,677 unearned Shares subject to forfeiture or other restrictions.

(c)
The information set forth in Section 6 — “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.   Identity and Background of Filing Person.
This Schedule TO is being filed by Purchaser and Comtech. The information set forth in Section 9 — “Certain Information Concerning Purchaser and Comtech” in the Offer to Purchase and in Schedule A of the Offer to Purchase is incorporated herein by reference.
Item 4.   Terms of the Transaction.
The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 9, 10 and 11 — “Certain Information Concerning Purchaser and Comtech,” “Background of the Offer; Contacts with TCS” and “Purpose of the Offer and Plans for TCS; Merger Agreement and Other Agreements” is incorporated herein by reference.
Item 6.   Purposes of the Transaction and Plans or Proposals.
The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and “Introduction,” and Sections 6, 7 and 11 — “Price Range of Shares; Dividends,” “Possible Effects of the Offer; NASDAQ Listing; Exchange Act Registration” and “Purpose of the Offer and Plans for TCS; Merger Agreement and Other Agreements” is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
The information set forth in Section 12 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.   Interest in Securities of the Subject Company.
The information set forth in Sections 9 and 11 — “Certain Information Concerning Purchaser and Comtech” and “Purpose of the Offer and Plans for TCS; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.
Item 9.   Persons/Assets Retained, Employed, Compensated or Used.
The information set forth in the section of the Offer to Purchase entitled “Introduction” and Sections 10, 11 and 16 — “Background of the Offer; Contacts with TCS,” “Purpose of the Offer and Plans for TCS; Merger Agreement and Other Agreements” and “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.
Item 10.   Financial Statements.
Not applicable.
Item 11.   Additional Information.
(a)(1)	The information set forth in Sections 9, 10 and 11 — “Certain Information Concerning Purchaser and Comtech,” “Background of Offer; Contacts with TCS” and “Purpose of the Offer and Plans for TCS; Merger Agreement and Other Agreements” of the Offer to Purchase is incorporated herein by reference.
(a)(2), (3)	The information set forth in Sections 11, 13 and 15 — “Purpose of the Offer and Plans for TCS; Merger Agreement and Other Agreements,” “Conditions of the Offer” and “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.
(a)(4)	Not applicable.
(a)(5)	The information set forth in Section 15 — “Certain Legal Matters” of the Offer to Purchase is incorporated herein by reference.
(c)	The information set forth in the Offer to Purchase is incorporated herein by reference.
Item 12.   Exhibits.
(a)(1)(A)	Offer to Purchase, dated December 7, 2015
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)	Investor Presentation(1)
(a)(5)(B)	Joint Press Release issued by Comtech and TCS on November 23, 2015(2)
(a)(5)(C)	General Questions and Answers(3)
(a)(5)(D)	Employee Questions and Answers(4)
(a)(5)(E)	Summary Newspaper Advertisement as published in Investor’s Business Daily on December 7, 2015
(a)(5)(F)	Press Release issued by Comtech on December 7, 2015
(b)	Commitment Letter, dated as November 22, 2015, between Comtech and Citibank, N.A. and its affiliates(5)
(d)(1)	Agreement and Plan of Merger, dated as of November 22, 2015, among Comtech, Purchaser and TCS(6)
(d)(2)	Tender and Support Agreement, dated as of November 22, 2015, among Comtech, Purchaser, TCS and Maurice B. Tosé(7)

(d)(3)	Tender and Support Agreement, dated as of November 22, 2015, among Comtech, Purchaser, TCS and Jon B. Kutler(8)
(d)(4)	Confidentiality and Nondisclosure Agreement, dated as of July 13, 2015, between Comtech and TCS
(d)(5)	Teaming Agreement, dated as of March 25, 2010, as amended, between Comtech Systems, Inc. and TCS
(d)(6)	Non-Exclusive Teaming Agreement, dated as of May 18, 2011, between Comtech Systems, Inc. and TCS
(d)(7)	TCS Teaming Agreement, dated as of April 9, 2013, between Comtech Systems, Inc. and TCS
(g)	Not applicable
(h)	Not applicable

(1)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009517)

(2)
Incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009517)

(3)
Incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009517)

(4)
Incorporated by reference to Exhibit 99.4 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009517)

(5)
Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009516)

(6)
Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009516)

(7)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009516)

(8)
Incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009516)

Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 7, 2015
COMTECH TELECOMMUNICATIONS CORP.
By:	/s/ Michael D. Porcelain
	Name:	Michael D. Porcelain
	Title:	Senior Vice President and Chief Financial Officer
TYPHOON ACQUISITION CORP.
By:	/s/ Michael D. Porcelain
	Name:	Michael D. Porcelain
	Title:	Treasurer

EXHIBIT INDEX
(a)(1)(A)	Offer to Purchase, dated December 7, 2015
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)(A)	Investor Presentation(1)
(a)(5)(B)	Joint Press Release issued by Comtech and TCS on November 23, 2015(2)
(a)(5)(C)	General Questions and Answers(3)
(a)(5)(D)	Employee Questions and Answers(4)
(a)(5)(E)	Summary Newspaper Advertisement as published in Investor’s Business Daily on December 7, 2015
(a)(5)(F)	Press Release issued by Comtech on December 7, 2015
(b)	Commitment Letter, dated as November 22, 2015, between Comtech and Citibank, N.A. and its affiliates(5)
(d)(1)	Agreement and Plan of Merger, dated as of November 22, 2015, among Comtech, Purchaser and TCS(6)
(d)(2)	Tender and Support Agreement, dated as of November 22, 2015, among Comtech, Purchaser, TCS and Maurice B. Tosé(7)
(d)(3)	Tender and Support Agreement, dated as of November 22, 2015, among Comtech, Purchaser, TCS and Jon B. Kutler(8)
(d)(4)	Confidentiality and Nondisclosure Agreement, dated as of July 13, 2015, between Comtech and TCS
(d)(5)	Teaming Agreement, dated as of March 25, 2010, as amended, between Comtech Systems, Inc. and TCS
(d)(6)	Non-Exclusive Teaming Agreement, dated as of May 18, 2011, between Comtech Systems, Inc. and TCS
(d)(7)	TCS Teaming Agreement, dated as of April 9, 2013, between Comtech Systems, Inc. and TCS
(g)	Not applicable
(h)	Not applicable

(1)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009517)

(2)
Incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009517)

(3)
Incorporated by reference to Exhibit 99.3 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009517)

(4)
Incorporated by reference to Exhibit 99.4 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009517)

(5)
Incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009516)

(6)
Incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009516)

(7)
Incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009516)

(8)
Incorporated by reference to Exhibit 99.2 to the Form 8-K filed by Comtech on November 23, 2015 (Accession Number: 0001571049-15-009516)